ATTACHMENT TO FORM N-SAR

Oppenheimer International Diversified Fund (the "Fund") commenced operations on September 27, 2005. At a meeting held on December 14, 2005, the Board of Trustees of the Fund appointed KPMG LLP as the independent registered public accounting firm to the Fund to replace the firm of Ernst & Young LLP, who were dismissed as the independent registered public accounting firm to the Fund. This change in the Fund's auditors was approved by the Fund's audit committee and ratified by the Fund's independent Trustees.

The report of Ernst & Young LLP on the Fund's statement of assets and liabilities as of August 25, 2005, and the related statement of operations for the period from June 6, 2005 (date of organization) to August 25, 2005 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the period from August 25, 2005 through December 14, 2005, there were no disagreements with Ernst & Young LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which, if not resolved to the satisfaction of Ernst & Young LLP, would have caused Ernst & Young LLP to make reference to the matter in their report nor were there any "reportable events" as that term is defined in Item 304 (a)(1)(v) of Regulation S-K.

The Fund did not consult with KPMG LLP during the period from August 25, 2005 through and including December 14, 2005, on either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Fund's financial statements.

The Fund requested that Ernst & Young LLP furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of such letter, dated June 29, 2006, is filed as an exhibit to this Form N-SAR.